

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

<u>Via E-mail</u>
Richard J. Church
President
REO Plus, Inc.
3014 McCulloch Circle
Houston, Texas 77056

> **Re: REO Plus, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2010**
> **File No. 333-170054**

Dear Mr. Church:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the information described in Item 507 of Regulation S-K.

2. We note your response to comment 3 of our comment letter dated November 17, 2010 and have the following comments:

    a. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

    b. We note your response to comment 3 of our comment letter dated November 17, 2010 where you state that "the company (through its sole officer and director) is one of Ananda's members most actively participating in Ananda's

business." Please tell us what type of participation the company engages in and whether it exercises any managerial control over Ananda Investments, LLC, and, if it does, to what extent. Also, please provide, supplementally, Ananda's Limited Liability Company Operating Agreement. We may have further comments.

3.   We note your response to comment 3 of our comment letter dated January 28, 2011 and re-issue the comment, in part. We continue to believe that because the transaction appears to be a primary offering by you to the public of the commons shares, all shareholders, including Mr. Church, are underwriters of the offering. Accordingly, please revise your disclosure to clearly identify Mr. Church and each of the remaining shareholders as underwriters of the offering. It is not acceptable to state that Mr. Church "may be deemed" an underwriter.

4.   We note your response to comment 4 of our comment letter dated January 28, 2011 and re-issue the comment in its entirety.

Principal Shareholders, page 33

5.   We note your response to prior comment 11 of our comment letter dated January 28, 2011. However, it does not appear that the second risk factor on page 12 has been adequately modified. We reissue the comment in its entirety. In your table, we note that Mr. Church's beneficial ownership of common stock after the distribution will be 95%. We further note that under the second risk factor on page 12, you stated that Mr. Church will own approximately 90% of all outstanding common stock after the distribution. Please reconcile your disclosure and revise the registration statement accordingly.

Interim Financial Statements, page G-1

6.   Please file updated financial statements, and related disclosures, as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Randall W. Heinrich, Esq.
        Gillis, Paris & Heinrich, PLLC